May 30, 2019

Thomas Olinger
Chief Financial Officer
Prologis, Inc.
Prologis, L.P.
Pier 1, Bay 1
San Francisco, CA 94111

       Re: Prologis, Inc. and Prologis, L.P.
           Form 10-K for the year ended December 31, 2018
           Filed February 13, 2019
           File No. 001-13545 and File No. 001-14245

Dear Mr. Olinger:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Same Store Analysis, page 28

1. We note your presentation of rental revenues, rental expenses and NOI on a same store basis on page 29. Please tell us how you determined it was appropriate to include 100%
      of the rental revenues and expenses for your unconsolidated co-investment ventures. In your response, please reference Question 100.04 of the Division's Compliance and
      Disclosure Interpretations for Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Jennifer
 Thomas Olinger
Prologis, Inc.
May 30, 2019
Page 2

Monick, Assistant Chief Accountant, at (202) 551-3295 with any questions.



                                                          Sincerely,

FirstName LastNameThomas Olinger                          Division of
Corporation Finance
                                                          Office of Real Estate
and
Comapany NamePrologis, Inc.
                                                          Commodities
May 30, 2019 Page 2
cc:       Lori Palazzolo
FirstName LastName